EXHIBIT 4.3

SECOND AMENDMENT TO THE

2008 AMENDMENT AND RESTATEMENT OF THE

JACKSONVILLE BANCORP, INC. 2006 STOCK INCENTIVE PLAN

This SECOND AMENDMENT (the “Amendment”) to the 2008 Amendment and Restatement of the Jacksonville Bancorp, Inc. 2006 Stock Incentive Plan by Jacksonville Bancorp, Inc., a Florida corporation (the “Company”), shall be effective upon the date of approval (the “Effective Date”) of the Amendment by the affirmative vote of the holders of a majority of the votes cast at the February 18, 2013 Special Meeting of the Company’s shareholders.

WHEREAS, the Company maintains the 2008 Amendment and Restatement of the Jacksonville Bancorp, Inc. 2006 Stock Incentive Plan, effective April 29, 2008 (the “Plan”).

WHEREAS, pursuant to Section 14 of the Plan, the Board of Directors of the Company desires to (i) increase the number of shares of common stock available for issuance under the Plan, and (ii) eliminate certain minimum vesting conditions for awards of restricted stock and restricted stock units.

NOW, THEREFORE, the Plan is amended as follows as of the Effective Date:

I.	Section 2(g) of the Plan shall be amended by deleting it in its entirety and replacing it with the following:

“(g) “Company Stock” means voting common stock of the Company. In the event of a change in the capital structure of the Company (as provided in Section 15), the shares resulting from such a change shall be deemed to be Company Stock within the meaning of the Plan.”

II.	Section 4(a) of the Plan shall be amended by deleting it in its entirety and replacing it with the following:

“(a) Subject to Section 15 of the Plan, there shall be reserved for issuance under the Plan an aggregate of 7,000,000 shares of Company Stock, which shall be authorized but unissued shares. All of the shares available for issuance to Participants who are employees of the Company or its subsidiaries may, but need not, be issued pursuant to the exercise of Incentive Stock Options. Shares covered by an Incentive Award granted under the Plan shall not be counted as used unless and until they are actually issued and delivered to a Participant.”

III.	Section 7(d) of the Plan shall be amended by deleting it in its entirety and replacing it with the following:

“(d) The Committee shall establish as to each award of Restricted Stock the terms and conditions upon which the restrictions set forth in paragraph (b) above shall expire. The terms and conditions may include the achievement of a Performance Goal. The Committee may, in its discretion, grant a Restricted Stock award all or any portion of which is immediately vested as of the Date of Grant. The terms and conditions of a Restricted Stock award shall be governed by the provisions of Section 10 to the extent that the award is intended to comply with the requirements of Code Section 162(m).”

IV.	Section 8(b) of the Plan shall be amended by deleting it in its entirety and replacing it with the following:

“(b) Restricted Stock Units shall be subject to such restrictions as the Committee determines, including, without limitation, any of the following:

(i)	a prohibition against sale, assignment, transfer, pledge, hypothecation or other encumbrance for a specified period; or

(ii)	a requirement that the holder forfeit such units in the event of termination of employment during the period of restriction.

All restrictions shall expire at such times as the Committee shall specify. The Committee may, in its discretion, grant a Restricted Stock Unit award all or any portion of which is immediately vested as of the Date of Grant. In addition, the Committee may at any time, in its sole discretion, modify the terms and conditions of a Restricted Stock Unit award (including any or all of the restrictions applicable thereto), subject to the restrictions of Section 10 as to any Performance Goal if the award is intended to comply with the requirements of Code Section 162(m).”

V.	In all respects not amended above, the Plan is hereby ratified and confirmed.

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To record adoption of the Second Amendment as set forth above, the Company has caused this document to be signed on this 18th day of February, 2013.

JACKSONVILLE BANCORP, INC.

By:	/s/ Valerie A. Kendall
Name:	Valerie A. Kendall
Title:	Executive Vice President & Chief Financial Officer

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